C21 INVESTMENTS Q2 REVENUE INCREASES 27% TO $9.86 MILLION

Continued restructuring efforts reduce cost base by $5.4 million

VANCOUVER, September 12, 2019 - C21 Investments Inc. ("C21") (CSE: CXXI and OTC: CXXIF) today announced unaudited financial results for the second quarter of fiscal 2020 ending July 31, 2019. Unless otherwise stated, all currency is in US dollars and the results are unaudited.

Revenue for Q2 was $9.86 million, an increase of 27% versus the prior quarter. This revenue generated adjusted EBITDA of $0.8 million, an increase of 393% over Q1. C21 also maintained a strong gross margin of 44% (43% in Q1).1 C21 achieved approximately $3.7 million in annual run rate savings by the end of Q2, and has now increased the annual savings to approximately $5.4 million. The one-time costs of achieving these savings have been nominal.

"We had a strong quarter with a record number of customer transactions. August continued this momentum with another record month of revenue and customer visits," said Sonny Newman, President and CEO. "With the successful integration of recent acquisitions and improved efficiencies, C21 is generating profitable growth, providing superior products and services to its customers, and generating greater value for shareholders."

"We have streamlined our businesses in Oregon and are making great strides towards profitability," said Michael Kidd, CFO. "Wholesale prices in Oregon are on the rise and we are well positioned to capitalize on that growth. Sales in Nevada since February have grown 36%. As we expand the range of products offered in Nevada we believe this growth will continue."

Second Quarter Highlights (unaudited)

  Q2 revenue grew 27% to $9.86 million, up from $7.76 million in Q1.
  Adjusted EBITDA2 totalled $801,232, up from $203,817 in Q1.3
  Maintained strong gross margin of 44% (43% in Q1).4
  Closed the acquisition of Swell Companies on May 24, 2019, adding key brands, notably Hood Oil and Dab Society, to the C21 portfolio.
  With the launch of Hood Oil, from Oregon into the Silver State Relief dispensaries in Nevada, year- to-date sales have now surpassed 36,000 units with revenues exceeding $1 million.
  Nevada customer count continues to post strong growth. Q2 reported 159,932 customers compared with 139,392 in Q1.

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1 Before FV adjustment on biological assets.
2 Adjusted EBITDA is a non-IFRS financial measure, in which IFRS does not prescribe any standard definition for Adjusted EBITDA. As a result the Company's adjusted EBITDA included herein is unlikely to be comparable to similar measures presented by other issuers.
3 As amended.
4 Before FV adjustment on biological assets.

August Review and Other Developments

August sales increased 17% over the monthly Q2 average to a record $3.84 million (Q2 monthly average

- $3.27 million) demonstrating continued steady growth. Gross margins held steady at 44% (Q2 - 44%).

August also set a new record in Nevada with sales up 7% over July with 59,323 customer transactions in the Silver State dispensaries for the month. Hood Oil vape cartridges have outsold all other vape cartridges combined in Silver State dispensaries as C21 Investments continues to leverage vertical integration of the business.

Oregon sales have increased 31% with the launch of B2B C21 Supply Co. With the launch of Hood Oil vape in Oregon, it has become the top seller representing 19% of Oregon sales.

With the goal of providing U.S. shareholders with better liquidity, improving public awareness and increasing investor confidence, C21 upgraded to the OTCQB® Venture Market under the symbol CXXIF on August 23, 2019.

On July 8, 2019, C21 announced that the company was in the process of amending the deferred payment obligations to the former owners of the Swell Companies business. On September 3, 2019, C21 announced the completion of this transaction. As a result, the consideration, including the cash option, which was due in 2021, has been paid in full with shares issued at US$1.047.

C21 Investments continues to assess strategic opportunities to achieve the financial flexibility necessary to capitalize on growth opportunities and meet its debt obligations to Sonny Newman, whose interests remain aligned with the Company's.

The CSE has not accepted responsibility for the adequacy or accuracy of this release.

Media contact: Skyler Pinnick Chief Marketing Officer and Director Sky.Pinnick@cxxi.ca +1 833 BUY-CXXI (289-2994)	Investor contact: Michael Kidd Chief Financial Officer and Director Michael.Kidd@cxxi.ca +1 833 BUY-CXXI (289-2994)

About C21 Investments Inc.
C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include the unaudited revenue of the three-month period ending July 31, 2019 (Q2), estimated Q2 gross margin, the launch of Hood Oil products in Nevada and Oregon, unaudited retail sales performance, calculated annual run-rate savings and estimated restructuring costs, the impact of certain acquisitions on the Company's financial information, and continued demand for cannabis products.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by C21 Investments, including continued revenue levels and gross margins, a continued successful launch of Hood Oil products and other Company brands in Oregon and Nevada, continued retail sales performance, calculated annual run-rate savings and estimated restructuring costs, the impact of certain acquisitions on the Company's financial information, and continued demand for cannabis products. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because C21 Investments can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, consumer acceptance of the Company's products, the failure to execute on its acquisition and expansion strategies, competitive factors in the industries in which C21 Investments operates, the Company's inability to finance current or future operations, prevailing economic and regulatory conditions, and other factors, many of which are beyond the control of C21 Investments. The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof and are subject to change after such date. C21 Investments disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

Notice regarding Forward Looking Statements: This news release contains forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. These statements speak only as of the date of this news release.